Troutman Pepper Locke LLP 305 Church at N. Hills Street, Suite 1200 Raleigh, NC 27609

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James L. Severs

james.severs@troutman.com

June 3, 2025

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Alberto H. Zapata, Senior Counsel
Tony Burak, Staff Accountant

Re:	The Herzfeld Caribbean Basin Fund, Inc. (the “Fund”) Preliminary Proxy Statement 1940 Act File No. 811-06445

Mr. Zapata:

This letter responds to the comments of the disclosure staff of the Commission (the “Staff”) to the Fund’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) provided on May 19, 2025 by Alberto Zapata. The Proxy Statement was filed on May 7, 2025 under the Securities Act of 1934, as amended (the “1933 Act”), and under the Investment Company Act of 1940, as amended (the “1940 Act”). The Proxy Statement relates to a special shareholder meeting of the Fund expected to occur on or about June 17, 2025.

We appreciate the opportunity to address the Staff’s comments regarding certain disclosure in the Proxy Statement. We have organized this letter by setting forth the Staff’s comments in italics followed by the Fund’s response to the Staff’s comments.

Disclosure Comments

1.	Please add to the question and answer section a short explanation of why the Fund’s Board is recommending the changes to the Fund’s Investment Objective.

Response: The Fund has added a new question and answer explaining that the Board is recommending the change to the Fund’s Investment Objective because it has determined that the change is in the best interest of the Fund and discussing the factors considered by the Board in making its recommendation.

2.	Please include disclosure stating that the equity and junior trances of CLOs are the first to absorb losses from the underlying loans.

Response: The Fund has revised the Proxy Statement as requested.

Alberto H. Zapata June 3, 2025 Page 2

3.	Please include disclosure stating that “below-investment grade” loans are typically referred to as “junk” loans.

Response: The Fund has revised the Proxy Statement as requested.

4.	Please include a plain English explanation of what is meant by the “gross assets” of the Fund.

Response: The Fund has revised the Proxy Statement as requested.

5.	With respect to the fee to be paid to the Adviser, please clarify that “more or less” is in comparison to the fee paid under the existing advisory agreement.

Response: The Fund has revised the Proxy Statement as requested.

6.	Please include a statement disclosing that the Fund intends to borrow pursuant to its fundamental policies.

Response: The Fund has revised the Proxy Statement to note that while the Fund is permitted to borrow pursuant to its fundamental policies, it will only do so when the Adviser expects return on such borrowings to be greater than the interest expense associated therewith and to further note that, to the extent that the Fund engages in borrowing for investment purposes, such borrowed amounts will be included in the Fund’s managed assets for purposes of calculating the management fee.

7.	Please include a brief explanation of how the fees under the New Advisory Agreement will be calculated and what the fee base is.

Response: The Fund has revised the Proxy Statement as requested.

8.	Please include disclosure relating to whether the New Strategy will be implemented if one or more of the Proposals is not approved.

Response: The Fund has revised the Proxy Statement as requested.

9.	With respect to the disclosure stating that the costs associated with transitioning the Fund’s portfolio in connection with the changes to the Investment Objective and Investment Strategy, please supplementally confirm that the estimated cost of $0.006 per share applies to all portfolio holdings of the Fund.

Response: The Fund so confirms that this applies to all portfolio holdings that will be transitioned with the understanding that there are some securities, representing an de minimis percentage of the Fund’s assets, that due to trading restrictions (such as the Cuba bonds) will remain in the Fund’s portfolio.

Alberto H. Zapata June 3, 2025 Page 3

10.	With respect to the risk disclosures associated with the New Strategy, please confirm whether the Fund expects to have significant exposure with respect to any particular sector or sectors and, if so, please include disclosure as to the risk factors associated with those sectors.

Response: The Fund does not expect to have significant exposure with respect to any particular sector or sectors under the New Strategy. In the event that the Fund’s implementation of the New Strategy causes the Fund to have significant exposure to any particular sector or sectors, the Fund will include appropriate risk disclosure in the applicable shareholder reports.

11.	With respect to the inclusion of LAFs in the discussion of the New Strategy, please use this term is the discussion of the risk factors under the New Strategy.

Response: The Fund has revised the Proxy Statement as requested.

12.	If the Fund intends to invest in CBOs as part of its principal investment strategy, please include corresponding risk disclosure.

Response: The Fund has revised the Proxy Statement as requested.

13.	Please define the term “credit-related securities.”

Response: The Fund has revised the Proxy Statement as requested.

14.	Please supplementally confirm whether the Fund intends to comply with the Names Rule in advance of the compliance date.

Response: The Fund confirms that it will comply with the Names Rule as of the compliance date.

15.	With respect to “Discount From NAV Risk” please confirm whether and how this applies to the New Strategy.

Response: The Fund has revised the Proxy Statement to include Discount From NAV Risk as a risk factor of the New Strategy.

16.	With respect to the disclosure relating to Equity and Equity-Linked Securities Risks, please confirm why the disclosure with respect to the New Strategy is significantly truncated as compared to the current strategy.

Response: Under the New Strategy, the Fund expects to invest primarily in credit and credit-related securities and does not expect to make material investments in traditional equity securities (i.e., common and preferred stocks). The primary risk exposure with respect to equity and equity-linked securities under the New Strategy related to general market risk that may impact the CLOs in which the Fund invests or the underlying loans. The Fund believes the disclosure, combined with disclosure relating market risk and CLO risks, is appropriate.

17.	Please confirm whether the Fund will continue to be non-diversified and, if so, include appropriate risk disclosure.

Response: The Fund will continue to be non-diversified and has added disclosure related to Non-Diversified Investment Company Risk with respect to the New Fund.

Alberto H. Zapata June 3, 2025 Page 4

18.	Please confirm whether the Fund will continue to be subject to Management Risk under the New Strategy and, if so, include appropriate risk disclosure.

Response: The Fund will continue to be subject to Management Risk and has added appropriate risk disclosure with respect to the New Strategy.

19.	With respect to the Board’s consideration of the Adviser’s portfolio management qualifications with respect to the New Strategy please disclose the number and types of clients for whom the Adviser has managed similar strategies.

Response: The Fund has revised the Proxy Statement as requested.

20.	With respect to the discussion of the Incentive Fee under the new Investment Advisory Agreement, please consider adding an illustration of how the Incentive Fee will work.

Response: The Fund has revised the Proxy Statement as requested.

21.	Please include a plain English description of the “catch up” in the discussion of the Incentive Fee.

Response: The Fund has revised the Proxy Statement as requested.

22.	With respect to the discussion of pro forma expense example under the new Investment Advisory Agreement please confirm that the leverage ratio is correct and include an additional example that shows the effects of borrowing.

Response: The Fund has revised the Proxy Statement as requested.

23.	Please supplementally confirm whether the Fund intends to issue preferred stock within one year of the date of the shareholder meeting.

Response: The Fund confirms that it does not currently intend to issue preferred stock within one year of the shareholder meeting.

24.	Does the Fund intend to invest in payment-in-kind and or zero coupon securities as part of its principal investment strategy under the New Strategy? If so, please include appropriate disclosure in the discussion of the New Strategy and corresponding risk disclosure.

Alberto H. Zapata June 3, 2025 Page 5

Response: While the Fund may have exposure to payment-in-kind and zero coupon securities, it does not intend to invest in such securities as part of its principal investment strategy.

25.	With respect to the Fund’s new fundamental policy related to underwriting, please explain in plain English the restrictions related to investment in restricted securities under the 1940 Act.

26.	Response: The Fund has revised the Proxy Statement to clarify that the may not underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended (the “Securities Act”) in connection with the disposition of its portfolio securities (except to the extent that the Fund may be deemed to be an underwriter within the meaning of the 1933 Act in connection with the disposition of restricted securities).

27.	With respect to the Fund’s current fundamental policy related to commodities, please clarify what is meant by the bracketed text referring to permissible hedging transactions.

28.	Response: The referenced bracketed text was inadvertently included and has been removed.

29.	Please consider moving or repeating the illustration included in Annex A to the Form of Investment Advisory Agreement in the discussion of the Incentive Fee included in the body of the Proxy Statement.

Response: The Fund has revised the Proxy Statement as requested.

30.	Please revise the footnote to the illustration of the Incentive Fee to state that the hypothetical amount of Pre-Incentive Fee net investment income shown is expressed as a percentage of the Fund’s total Net Assets rather than a rate of return.

Response: The Fund has revised the Proxy Statement as requested.

Alberto H. Zapata June 3, 2025 Page 6

* * *

Please direct any questions concerning this letter to my attention at 919.835.4142, or in my absence to John P. Falco of this office at 215.981.4659.

Very truly yours,

/s/ James L. Severs

James L. Severs

cc:	Tom Morgan, CCO John P. Falco, Esq. Joseph A. Goldman, Esq.